May 1, 2013

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UGI Corporation

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 21, 2012

File No. 1-11071

Dear Mr. Thompson,

This letter responds to the comment set forth in the Staff’s letter dated April 24, 2013 (the “Staff’s April Letter”) to me regarding UGI Corporation’s (“UGI” or the “Company”) Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012. For your convenience, we have restated the Staff’s comment and have provided the Company’s response below such comment:

Form 10-K for Fiscal Year Ended September 30, 2012

Index to Financial Statements and Financial Statement Schedules, page F-2

Notes to Consolidated Financial Statements, page F-11

Note 4 – Acquisitions & Dispositions, page F-18

1.	We reviewed your response to comment two in our letter dated April 4, 2013. Please tell us your basis for adjusting the numerators in the significance tests to reflect your ownership interest in AmeriGas Partners, L.P. (“AmeriGas Partners”). In doing so, please tell us your consideration of whether Rule 1-02(w)(1) – (3) of Regulation S-X’s reference to “registrants and its other subsidiaries” suggests that you should not adjust the numerators for controlled subsidiaries such as AmeriGas Partners. In addition, tell us if you are similarly adjusting the denominators in the significance tests and if not, why.

Company Response:

At the time of the acquisition of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries (referred to hereafter together as “Heritage Propane”) by AmeriGas Partners, L.P. (“AmeriGas Partners”) on January 12, 2012 from affiliates of Energy Transfer

Mr. William H. Thompson

U.S. Securities and Exchange Commission

May 1, 2013

Partners, L.P. (“ETP”), UGI reviewed Rule 1-02(w) of Regulation S-X for guidance as to how to implement the significance test when a registrant is issuing equity as partial consideration for the purchase of a business. Since Rule 1-02(w) is focused on the significance of an existing subsidiary, UGI reviewed the Financial Reporting Manual for guidance in the context of an acquisition. Section 2015.4 of the Financial Reporting Manual states the following with respect to the asset test: “Compare registrant’s share of acquired business’s total assets to the registrant’s consolidated total assets.” Accordingly, UGI believed that this guidance meant that it should exclude from the assets of Heritage Propane the percentage of AmeriGas Partners that ETP and the holders of AmeriGas Partners’ outstanding common units other than UGI’s subsidiaries would own after completion of the transaction. Since the guidance did not also say to exclude any amount from consolidated total assets, UGI did not adjust the denominator. Although UGI found no similar guidance in the Financial Reporting Manual with respect to the income and purchase price tests, it believed that a consistent approach should be taken in applying those tests as well. Accordingly, it adjusted the numerators to exclude ETP’s interest in AmeriGas Partners and the interests of the other unaffiliated holders in AmeriGas Partners after the acquisition but did not adjust the denominators.

UGI reviewed Rule 1-02(w) in preparation of this response to the Staff’s April Letter and believes that Rule 1-02(w)(3) may require exclusion of both the noncontrolling interest from the numerator as well as the denominator, notwithstanding the fact that UGI consolidates AmeriGas Partners, based on the italicized language in this provision: “The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.” Accordingly, UGI has recalculated the significance of Heritage Propane based on adjusting the numerators and the denominators to exclude the noncontrolling interests. The resulting percentages, based upon UGI’s Fiscal 2011 Consolidated Financial Statements and the Combined Financial Statements of Heritage Propane for the year ended December 31, 2010, were (1) 16%, with respect to the purchase price test; (2) 10%, with respect to the total assets test; and (3) 13%, with respect to the equity in income from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principle test.

Given the fact that AmeriGas Partners’ acquisition involved the sale of equity to ETP, UGI also considered the applicability of Section 2025.4 of the Financial Reporting Manual entitled “Exchange Transaction (Acquisition and Disposition).” Although the transaction has similarities to the facts in Section 2025.4, UGI concluded that Section 2025.4 was not applicable because it contemplates the formation of a joint venture and the contribution of assets by the joint venture partners in exchange for interests in the joint venture. AmeriGas Partners and ETP did not form a joint venture. Although ETP obtained a 32% interest in AmeriGas Partners as a result of its sale of Heritage Propane to AmeriGas Partners, AmeriGas Partners did not sell or contribute assets to ETP. AmeriGas Partners issued 32% of its equity securities as partial consideration for its acquisition of Heritage Propane.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

May 1, 2013

Based on the foregoing, the Company has concluded that Heritage Propane was not significant to UGI under the tests in Rule 1-02(w). Heritage Propane’s significance was less than 20% under the tests when either the numerators of the tests were adjusted to exclude the minority interests in AmeriGas Partners or both the numerators and the denominators were adjusted to exclude the minority interests. Accordingly, the Company was not required to file Heritage Propane’s financial statements.

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In connection with the response above, the Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245 or Davinder S. Athwal, Vice President – Accounting and Financial Control and Chief Risk Officer, at (610) 768-3636.

Sincerely yours,

UGI Corporation

By:	/s/ Kirk R. Oliver
Kirk R. Oliver

cc:	Linda L. Griggs

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